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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.   X                Form 40-F.
                      -------                       -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes.                   No.    X
                    -------               -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on April 26, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the board and supervisory committee meetings of the Company. A copy of the English announcement is included in this Form 6-K of the Company.

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                           [LOGO] [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

--------------------------------------------------------------------------------
  The Directors of the Company hereby announce that, on April 25, 2005, the Board held a Board meeting and the Supervisory Committee held a Supervisory Committee meeting.
--------------------------------------------------------------------------------

On April 25, 2005, the board (the "Board") of directors (the "Directors") held a board meeting which was convened by Mr. Liu Shao Yong, the chairman of the Board, in accordance with the Articles of Association and Rules of Procedures for Board of Directors of the Company. The supervisory committee of the Company (the "Supervisory Committee") also held a Supervisory Committee meeting on the same date in accordance with the Articles of Association of the Company.

A total of 12 out of the 15 Directors attended the Board meeting. The three Directors who did not attend were Mr. Peng An Fa, Mr. Wang Quan Hua and Mr. Wei Ming Hai. Mr. Peng An Fa, an executive Director, appointed another executive Director, Mr. Zhao Liu An, to vote on his behalf; Mr. Wang Quan Hua, an executive Director, appointed another executive Director, Mr. Zhou Yong Qian, to vote on his behalf; and Mr. Wei Ming Hai, an independent non-executive Director of the Company, appointed Mr. Xu Jie Bo, an executive Director, to vote on his behalf. The Directors who attended the Board meeting passed the following resolutions:

1. the full text and summary of the 2004 annual report, the annual results announcement for the year 2004 of the Company and their publication on April 25, 2005 were considered and approved;

2.   the Report of the Directors for the year 2004 was considered and approved;

3. the audited consolidated financial statements of the Company and its subsidiaries for the year 2004 were considered and approved;

4. the profit distribution proposal for the year 2004 was considered and approved: based on the financial statements prepared in accordance with the People's Republic of China ("PRC") Accounting Rules and Regulations, and audited by KPMG Huazhen, as at December 31, 2004, the Company recorded a net profit of approximately RMB103,000,000. Having taken into account the cash flow and operation status of the Company, the Board did not recommend the payment of a final dividend for the year 2004. Balance of profits for the year 2004 not distributed to shareholders of the Company during the period would be carried forward to next year, and no capitalization of capital common reserve fund would be made for the period. Furthermore, the Company would allocate 10% of the statutory surplus reserve fund and 5% of the statutory public welfare fund, the remaining amount will be used as the Company's operational current funds. The independent non-executive Directors of the Company have considered and approved the profit distribution proposal as it is suitable to the Company's development requirements;

5. the appointment of each of KPMG as the international auditors and KPMG Huazhen as the PRC auditors of the Company was considered and approved; and

6. the approved resolutions numbered 2 to 5 above, the resolutions previously passed by the Board of Directors to approve: (a) the operating lease of the Company to lease five Boeing B737-700, five Boeing B737-800, five Airbus A320-200 and 10 Airbus A321-200 aircraft from ILFC Ireland Limited (as disclosed in the announcement of the Company dated March 21, 2005); and (b) the acquisition by the Company of five Airbus A380 aircraft (as disclosed in the announcement of the Company dated April 21, 2005) be proposed to the 2004 annual general meeting of the Company for approval.

Two out of three supervisors (the "Supervisors") attended the Supervisory Committee. Mr. Sun Xiao Yi appointed Ms. Yang Yi Hua to vote on his behalf. The Supervisors who attended the Supervisory Committee meeting passed the following resolutions:

1.   the Board proposed resolution numbered 1 above was approved;

2.   the Board proposed resolutions numbered 3, 4 and 5 above were approved;

3. the Report of Supervisory Committee for the year 2004 was considered and approved; and

4. the Supervisory Committee be authorized to propose the approved Supervisory Committee resolutions numbered 2 and 3 above to the 2004 annual general meeting of the Company for approval.



                                                           By order of the Board
                                                                  SU LIANG
                                                             Company Secretary

Guangzhou, the People's Republic of China
April 25, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By            /s/   Su Liang
                                            ------------------------------------
                                              Name:    Su Liang
                                              Title:   Company Secretary


Date: April 29, 2005